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                                                                   EXHIBIT 20(a)

FINANCIAL CONTACT:        FIRST AMERICAN CORP.: CARROLL KIMBALL, 615/748-2455,
                          FAX 615/748-2755
                          HERITAGE FEDERAL: BILL RICHMOND, 615/378-2810
MEDIA CONTACT:            FIRST AMERICAN CORP.: VICKI KESSLER 615/748-2912,
                          FAX 615/748-2535
                          HERITAGE FEDERAL: BILL KREIS, 615/378-8003

FOR IMMEDIATE RELEASE

     HERITAGE FEDERAL BANCSHARES TO MERGE WITH FIRST AMERICAN CORPORATION

         NASHVILLE, TENN., FEB. 21, 1995 -- First American Corporation and Heritage Federal Bancshares, Inc. (NASDAQ:HFBS) today announced plans for Heritage Federal to merge with First American in a transaction valued at approximately $89 million.

          Heritage Federal is a $520 million savings bank headquartered in Kingsport, Tenn. Heritage Federal has 13 offices located primarily in the East Tennessee areas of Tri-Cities, Anderson County and Roane County.

         First American has entered into a definitive merger agreement under which all of the outstanding shares of Heritage Federal will be exchanged for First American common stock at a rate of $28 per share, or $89 million, based upon 3.18 million shares outstanding at Dec. 31, 1994. First American anticipates repurchasing up to 80% of the common stock in open market transactions. The transaction is expected to be anti-dilutive to First American's earnings in the first full year following integration.

         Dennis C. Bottorff, chairman and CEO of First American, and William E. Kreis, president and CEO of Heritage Federal, made the joint announcement.

         "The addition of Heritage is an excellent strategic move for First American as we increase our presence and investment in two outstanding, growing Tennessee markets," Bottorff said. "This merger will increase our already strong franchise in East Tennessee and allow us to better serve the individual consumers and small-to mid-sized businesses in this market."

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HERITAGE FEDERAL TO MERGE WITH FIRST AMERICAN CORPORATION -- PAGE 2

         As a result of the merger, the combined company will have the leading market share in Sullivan County (Kingsport, Tenn.) and will have the second highest market share in Anderson County and Roane County.

         Kreis said, "We are excited about joining forces with another Tennessee-based institution. Our customers will clearly benefit from the broader product and services line that First American can offer, including investment products, debit cards and 24-hour a day customer service. Together we can more effectively serve the financial services needs of the local economies."

         The merger is expected to be completed during the fourth quarter of 1995, subject to approval by regulatory authorities and a vote of Heritage Federal shareholders.

         First American plans to merge Heritage Federal's 13 offices into the existing First American network, and the Heritage Federal offices will carry the First American name. First American currently has 13 offices in Tri-Cities
and 7 offices in Anderson and Roane Counties.   First American expects to
achieve cost savings of approximately $6 million from the consolidation of up to ten of the combined company's 33 offices.

         Heritage Federal's net income for the six months ended December 31, 1994 was $2.9 million. Its return on average assets (ROA) was 1.11 percent (annualized) and its return on average equity (ROE) was 11.52 percent
(annualized) for the period.   In addition, the equity to assets ratio equaled
9.77 percent and nonperforming assets to total loans and foreclosed properties equaled 0.21 percent at Dec. 31, 1994.

         At Dec. 31, 1994, First American's total assets were $7.8 billion; loans net of unearned discount, $4.9 billion; deposits, $5.9 billion; and shareholders' equity, $630.1 million.

         First American Corporation is the Nashville-based parent company of First American National Bank, First American National Bank of Kentucky and First American Trust Company. Approximately 3,300 people work for First American in 142 banking offices.

         First American's stock is traded in the over-the-counter securities market and is quoted on the NASDAQ National Market System under the symbol FATN.